UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 22, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cash America International, Inc.

File No. 1-09733 - CF#22998

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Cash America International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 17, 2008.

Based on representations by Cash America International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through August 15, 2016
Exhibit 2.2	through August 15, 2016
Exhibit 2.3	through August 15, 2016
Exhibit 2.4	through August 15, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel